Exhibit 99.9

                                           MAY 27, 2008

CONFIDENTIAL
Special Committee to the Board of Directors
WHX Corporation
1133 Westchester Avenue
Suite N222
White Plains, NY 10604

Re:           Fairness Opinion/SAMPLE  DRAFT

Gentlemen:

We have been advised that WHX Corporation and its subsidiaries and affiliates (collectively, “WHX” or the “Company”) filed a registration statement on October 18, 2007 and amended registration statements on November 30, 2007, December 21, 2007 and April 14, 2008 with the Securities Exchange Commission for a rights offering (collectively, “Rights Offering”) to its existing shareholders.  The Rights Offering will be made through the distribution of non-transferable subscription rights to purchase shares of the Company's common stock, par value $0.01 per share, at a subscription price of $____ per common share of WHX.  Assuming the Rights Offering is fully subscribed, the Company will receive gross proceeds of approximately $200 million, less expenses of the Rights Offering (“Transaction”). We further understand that the net proceeds of this Rights Offering will be used to redeem preferred stock issued by WHX CS Corp., a subsidiary of WHX and held by Steel Partners II, L.P. (“Steel Partners”), to repay WHX indebtedness to Steel Partners, and to repay a portion of the indebtedness of certain wholly-owned subsidiaries of WHX to Steel Partners and to their other lenders, with all such repayments to be at par. We also understand that, to the extent proceeds are available, the Company may  purchase 2,631,384 shares of common stock of CoSine Communications, Inc. from Steel Partners for an aggregate purchase price of approximately $5.9 million.

Houlihan Smith & Company, Inc. (“Houlihan”) was engaged by the Special Committee to the Board of Directors of WHX (the “Special Committee”) to render an opinion (whether or not favorable) to the Special Committee as to whether, on the date of such opinion, the Rights Offering and associated terms, are fair, from a financial point of view, to the shareholders of the Company (the “Opinion”).

In performing our analyses and for purposes of the Opinion set forth herein, we have, among other things:

a.	Reviewed a draft of the financial terms and conditions of the Rights Offering;

b.	Reviewed and analyzed the most recent ownership structure diagrams and capitalization schedules of WHX;

c.	Reviewed the proposed terms of the Rights Offering as provided in the most recent copy of the registration statement and the terms of the amended registration statements;

d.
Reviewed financial and other information with regards to the Company, including the Company’s audited financial statements for the fiscal years ended December 31, 2003 through December 31, 2007, and other financial information and projections prepared by the Company as available;

e.
Reviewed publicly available financial information and other data with respect to WHX, including the Company’s Form 10-K for the year ended December 31, 2007, the Quarterly Reports on Form 10-Q for the three months ended March 31, 2008, and other such publicly available financial information.  Additionally, we have reviewed all of the Company’s 8-K filings during the past 36 months;

Special Committee to the Board of Directors
WHX Corporation
Fairness Opinion - Confidential SAMPLE DRAFT
May 27, 2008

f.	Conducted an on-site visit and held discussions with the senior management of WHX regarding, among other items, the historic performance, current situation, and future prospects for WHX;

g.
Reviewed a Lender Presentation (Business and Financial Outlook) dated February 12, 2008 (“Lender Summary”) which discussed the 2007 financial results and the 2008 Budget.  The Lender Summary highlighted major assumptions with respect to loan covenants, asset sales, environmental updates, pension plan, litigation issues, and the Rights Offering;

h.
Reviewed and analyzed financial projections prepared by the management of WHX, and its subsidiaries, including income statements and balance sheets for the five years ending December 31, 2011 (“Financial Projections”).  We stress-tested the major assumptions and calculations of the Financial Projections and noted that the calculations appeared accurate and that the underlying assumptions appeared reasonable;

i.	Reviewed and analyzed a Sources and Uses of Funds Analysis dated May __, 2008, which detailed the estimated incoming and outgoing flows of cash relating to the Rights Offering;

j.
Reviewed financial and operating information with respect to certain publicly-traded companies in the specialty metals industry, which Houlihan believes to be generally comparable to the business of the Company;

k.	Reviewed the financial terms of certain recent business combinations in the specialty metals industry specifically and in other industries generally; and

l.	Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering the Opinion.  In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company.  We have further relied upon the assurances from senior management of the Company that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion.  We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

Special Committee to the Board of Directors
WHX Corporation
Fairness Opinion - Confidential SAMPLE DRAFT
May 27, 2008

Further, our Opinion is necessarily based upon information made available to us, as well as the economic, monetary, market, financial, and other conditions as they exist as of the date of this letter.  We disclaim any obligation to advise the Special Committee to the Board of Directors of WHX or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion. However, if requested by the Special Committee following the completion and delivery of our Opinion and any presentation(s) made to the Special Committee, we have agreed to  provide a bring-down letter to the Special Committee.  The bring-down letter if requested and provided by us will confirm whether or not there has been any change in the financial condition of the Company that would require us to change our Opinion that we previously provided to the Special Committee.

Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Rights Offering.  Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Rights Offering to the shareholders of the Company.  Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion.  Accordingly, Houlihan believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

Our Opinion does not constitute a recommendation to proceed with the Rights Offering.  This Opinion relates solely to the question of the fairness of the Use of the Proceeds and the Purchase Consideration (i.e. subscription price) to the shareholders of WHX, from a financial point of view.  We are expressing no opinion as to the income tax consequences of the Rights Offering to the shareholders of WHX.

Houlihan, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, underwritings, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes.  Houlihan has no prior investment banking relationships with WHX nor any financial interests in WHX.  Houlihan has received a non-contingent fee from WHX relating to its services in providing the Opinion.  In an engagement letter dated May 21, 2008 WHX has agreed to indemnify Houlihan with respect to Houlihan’s services relating to the Opinion.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Consideration, the disposition of the proceeds as described in the Use of Proceeds section of the Rights Offering and other terms of the Rights Offering are fair, from a financial point of view, to the shareholders of the Company

Very truly yours,

PRELIMINARY SAMPLE DRAFT

Houlihan Smith & Company, Inc.